

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via Email
Mr. Dennis H. Nelson
Chief Executive Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845-4915

      Re: The Buckle, Inc.
              Form 10-K for the Fiscal Year Ended January 29, 2011
              Filed March 30, 2011
              File No. 001-12951

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Notes to Financial Statements, page 35

Note J. Stock-Based Compensation, page 46

1.   We note on page 47 that in connection with each special cash dividend during the past three years the Board also approved, pursuant to the terms of the Company's various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding stock options to preserve the intrinsic value for option holders. We further note that these adjustments did not result in any incremental compensation expense. Please tell us whether these adjustments are required under the existing terms or determined by the Administrator in its sole discretion. To the

extent that the adjustments were determined by the Administrator in its sole discretion, also explain to us the basis for your conclusion that these adjustments did not result in any incremental compensation expense under ASC 718.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief